UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________________________________________________________________
FORM F-X
 _____________________________________________________________________________________________________
APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.Name of issuer or person filing (“Filer”):        Golden Star Resources Ltd.
B.(1) This is [check one]:
☒ an original filing for the Filer
☐ an amended filing for the Filer
(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule
101(b)(9)    ☐
C.Identify the filing in conjunction with which this form is being filed:

Name of Registrant:	Golden Star Resources Ltd.
Form type:	Annual Report on 40-F
File Number (if known):	001-12284
Filed by:	Golden Star Resources Ltd.
Date Filed (if filed concurrently, so indicate):	March 24, 2014 (filed concurrently)

D.	Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business located at:
150 King Street West, Suite 1200
Toronto, Ontario, Canada M5H 1J9
Telephone (416) 583-3800
E.Filer designates and appoints Davis Graham & Stubbs LLP (“Agent”) located at:
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Telephone (303) 892-9400
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a) any investigation or administrative proceeding conducted by the Commission; and
(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form 40-F relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Toronto, country of Canada, this 24th day of March, 2014.

Filer:	Golden Star Resources Ltd.

	By:	/s/ Jeffrey A. Swinoga
	Name:	Jeffrey A. Swinoga
	Title:	Executive Vice President and Chief Financial Officer

	Dated:	March 25, 2014
This statement has been signed by the following person in the capacity and on the date indicated:

Davis Graham & Stubbs LLP
as Agent for Service of Process for Golden Star Resources Ltd.

/s/ Michelle H. Shepston
Name: Michelle H. Shepston Title: Partner Dated: March 25, 2014